UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 333-109315

SALLIE MAE 401(k) SAVINGS PLAN

(formerly Sallie Mae Employees’ Thrift & Savings Plan)

(Full title of the Plan)

SLM CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

11600 Sallie Mae Drive

Reston, Virginia 20193

(Address of principal executive office of the issuer)

Sallie Mae 401(k) Savings Plan

December 31, 2006 and 2005

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

Sallie Mae 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Sallie Mae 401(k) Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

McLean, VA

June 26, 2007

Sallie Mae 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2006 and 2005

	2006	2005
Assets
Interest in Sallie Mae 401(k) Savings Plan Master Trust	$403,674,252	$357,076,873
Employer Contributions Receivable	394,409	311,085

Net assets available for benefits	$404,068,661	$357,387,958

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions to net assets attributed to:
Interest in Sallie Mae 401(k) Savings Plan Master Trust investment income	$29,316,268

Contributions
Employer, net of forfeitures	18,319,227
Participant	20,905,706
Rollovers	2,862,703

42,087,636

Total additions	71,403,904

Deductions from net assets attributed to:
Benefits paid to participants	23,999,045
Administrative expenses	81,776
Net Transfers out (Note 1)	642,380

Total deductions	24,723,201

Net increase	46,680,703

Net assets available for benefits
Beginning of year	357,387,958

End of year	$404,068,661

The accompanying notes are an integral part of these financial statements.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.	Plan Description

General

The Sallie Mae 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provision.

With the exception of employees who are participants of the Sallie Mae DMO 401(k) Savings Plan, the Plan covers substantially all employees of SLM Corporation and its subsidiaries (the “Employer” and “Plan Administrator”). Eligible employees may enter the Plan after one month of service.

Contributions and vesting

Participants are eligible to contribute from 1 to 75 percent of their compensation, in increments of whole percentages, to the Plan under salary reduction agreements up to the Internal Revenue Service maximum of $15,000 in 2006. The Plan allows participants who have attained age 50 to make additional contributions up to the IRS maximum of $5,000 for 2006. Participants may also contribute amounts rolled over from qualified employer plans in which they had previously participated.

After one year of service, the Employer contributes an amount equal to 100 percent of Participant contributions up to 6 percent of the Participant’s eligible compensation. These contributions and earnings thereon vest immediately.

For eligible Participants who are no longer accruing benefits in the defined benefit plan, the Plan provides for a 2 percent core contribution which is 100% vested after one year of service. Employees as of June 30, 2004 who had ten or more years of service will continue to accrue benefits under the defined benefit plan through June 30, 2009.

During 2006, Employer contributions were reduced by $21,274 from previously forfeited nonvested accounts. Unused forfeitures at December 31, 2006 and 2005 totaled $41,940 and $30,783, respectively, which will be used to offset future Employer contributions.

Participant loans

Participants may borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan shall equal three or five years, at the election of the Participant, except in the case of a loan that is used in regards to the Participant’s principal residence, which must be repaid over 20 years. Loans are secured by the Participant’s account balance, bear interest rates equal to the prime rate established monthly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Investment elections

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate, Fidelity Investments Institutional Operations Company, Inc. (FIIOC), serves as recordkeeper. Contributions are invested, based on Participants’ instructions, in any of the various investment options selected by the Retirement Committee. Through the Sallie Mae 401(k) Savings Plan Master Trust, the Plan offers various mutual funds, an employer stock fund, a money market fund, and a self-directed brokerage option. Under the self-directed brokerage option, Participants may direct investments in any security or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. In order to participate in the self-directed brokerage option, Participants must have a minimum Plan balance of $10,000 and at least $500 must remain in the other available funds.

Participant accounts

Each Participant’s account is credited with the Participant’s and Employer’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59- 1/2, and certain other times as specified in the Plan Document. Distributions shall be made in a lump sum, reduced by the outstanding balance of any loans not repaid by the Participant.

Administrative expenses

Participants pay fees for loans and withdrawals, and terminated Participants pay annual maintenance fees. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the fund within 90 days. The Participant costs are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits. The Employer bears the remaining cost of Plan administration.

Plan administration

Members of the Retirement Committee and Trustees of the Plan were appointed by the Board of Directors of the Corporation. The Plan paid no compensation for their services.

Plan transfers

From time to time, employee transfers between companies may occur, which in turn may affect the plan in which they participate. Net transfers of $642,380 to the Sallie Mae DMO 401(k) Savings Plan relate to such employee transfers.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

New Accounting Pronouncement

In September, 2006, the FASB issued SFAS No.157, Fair Value Measurements (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of the Standard will have on the financial statements.

2.	Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Investments held by the Sallie Mae 401(k) Savings Plan Master Trust (the “Master Trust”) consist of various mutual funds, a unitized employer stock fund, a money market fund, and a self-directed brokerage option. Money market funds are carried at cost, which approximates fair value. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of mutual funds is determined based on the net asset value for shares held by the Master Trust at year-end. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Loans to Participants are carried at cost, which approximates fair value.

The Master Trust information in Note 4 presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Contributions

Contributions made by employees electing to participate in the Plan under salary reduction agreements and Employer contributions are recorded when payable into the Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Risks and uncertainties

The Plan, through the Master Trust, provides for various investment options. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

3.	Investments

The individual investment representing 5 percent or more of the fair value of net assets available for benefits is the interest in the Master Trust which was $403,674,252 and $357,076,873 at December 31, 2006 and 2005, respectively.

4.	Interest in Master Trust

At December 31, 2006 and 2005, the Plan’s investment assets were held in a trust account with Fidelity and consist of a specific interest in the Master Trust. The Master Trust also includes the defined contribution retirement plan investment assets of the Sallie Mae DMO 401(k) Savings Plan.

The Master Trust was composed of the following investments, at fair value at December 31, 2006 and 2005:

	2006	2005
Mutual Funds	$310,718,171	$244,395,157
Sallie Mae Stock Fund	53,848,064	68,417,290
Money Market Funds	57,060,364	56,643,280
Common Stock/Preferred Stock	3,375,696	3,121,669
Corporate Bonds/Government Bonds	644,065	737,524
Participant Loans	10,563,440	9,019,756

Total Master Trust Assets	$436,209,800	$382,334,676

The net investment income of the Master Trust for the year ended December 31, 2006 is summarized as follows:

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Dividends	$22,936,042
Interest	543,773
Net appreciation (depreciation) in fair value of investments related to:
Mutual Funds	15,589,762
Sallie Mae Stock Fund	(7,548,957)
Common Stock/Preferred Stock	173,317
Corporate Bonds/Government Bonds	33,127

$31,727,064

The Plan’s specific interest in the Master Trust was approximately 93% at December 31, 2006 and 2005. Investment income relating to the Master Trust are allocated to the individual plans based upon the specific transactions occurring in the individual plans.

5.	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants would become 100 percent vested in their employer contributions.

Sallie Mae 401(k) Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

6.	Related-Party Transactions

Certain Plan investments are shares of mutual funds or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for administrative services were $81,776 for the year ended December 31, 2006.

Additionally, within the Master Trust, the Plan has investments in the Sallie Mae Stock Fund comprised principally of SLM Corporation stock. At December 31, 2006 and 2005, the Plan held 1,441,678 and 1,643,087 units in the Master Trust, respectively, valued at $51,756,930 and $66,466,782, respectively. During 2006, 281,038 units in the amount of $10,719,467 were purchased and 482,447 units in the amount of $18,104,437 were sold related to the Sallie Mae Stock Fund. Such transactions qualify as party-in-interest transactions, as SLM Corporation is the Plan’s sponsor.

7.	Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated March 18, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since the date of the letter, the Plan administrator believes that the Plan and related trust are operating in accordance with the Internal Revenue Code (“IRC”) and are qualified under Section 401(a) of the IRC and the Plan is therefore not subject to tax under present income tax law.

8.	Subsequent Event

On April 16, 2007, SLM announced that an investor group led by J.C. Flowers & Co. (“J.C. Flowers”) signed a definitive agreement to purchase SLM for approximately $25.0 billion or $60.00 per share of common stock. When the transaction is complete, J.C. Flowers along with private-equity firm Friedman Fleischer & Lowe will invest $4.4 billion and own 50.2 percent, and Bank of America (NYSE: BAC) and JPMorgan Chase (NYSE: JPM) each will invest $2.2 billion and each will own 24.9 percent of SLM. SLM’s independent board members unanimously approved the agreement and recommended that its shareholders approve the agreement.

The transaction will require the approval of SLM’s stockholders, is subject to required regulatory approvals, and is expected to close in late 2007. On June 22, 2007, SLM’s common stock closed at $57.54. SLM will not pay further dividends prior to consummation of the proposed transaction. Upon the transaction close date, the Sallie Mae Stock Fund will be liquidated and the reinvestment of the funds has not yet been determined.

Sallie Mae 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

December 31, 2006

SUPPLEMENTAL SCHEDULE

Identity of issuer, borrower of similar entity	Description of Investment	Cost**	Current value
	Interest in Sallie Mae 401(k) Savings Plan Master Trust, less participant loans		$394,570,456

Participant Loans:
Plan Participants*	Loans held in the Master Trust allowable under the plan instrument, collateralized by Participant account balances, due in varying installments through 2031, with interest rates ranging from 4.0% to 10.5%		9,103,796

Total			$403,674,252

*	Denotes a party-in-interest
**	Not applicable

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SALLIE MAE 401(k) SAVINGS PLAN

(Full title of the Plan)

Date: June 27, 2007	By:	/s/ Sandra L. Masino
Sandra L. Masino
Chief Accounting Officer